UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

Commission File Number: 1-12869

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Non-Represented Employee Savings Plan for Nine Mile Point

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NON-REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Date:	June 24, 2005	/s/ Richard D. Honaker
Richard D. Honaker, Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Non-Represented Employee Savings Plan for Nine Mile Point

We have audited the accompanying statements of net assets available for benefits of the Non-Represented Employee Savings Plan for Nine Mile Point (the Plan), as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of financial information for the year ended December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus LLP

Washington, DC
June 24, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Constellation Energy Group, Inc. on Form S-3 and Form S-8 (File Nos. 333-102723, 333-59601, 33-57658, 333-56572, 333-24705, and 33-49801 and 33-59545, 333-45051, 333-46980, 33-56084, 333-81292, and 333-89046, respectively) of our report dated June 24, 2005 on the financial statements and supplemental schedule of the Non-Represented Employee Savings Plan for Nine Mile Point, as of and for the years ended December 31, 2004 and 2003, which report is included in this Annual Report on Form 11-K.

/s/ Mitchell & Titus LLP

Washington, DC
June 24, 2005

NINE MILE POINT NUCLEAR STATION, LLC

NON-REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Statements of Net Assets Available for Benefits

At December 31,	2004	2003

Assets
Securities held in trust	$86,624,412	$74,432,265
Participant loans	1,815,716	1,547,907

Receivables:
Employer contribution	16,771	—
Participant Contributions	67,268	—
Loan receivable	—	49,499
Total Assets	$88,524,167	$76,029,671

Liabilities
Accounts Payable	$—	$—
Total Liabilities	$—	$—

Net assets available for benefits end of year	$88,524,167	$76,029,671

The accompanying notes are an integral part of these financial statements

NINE MILE POINT NUCLEAR STATION, LLC

NON-REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31,	2004	2003

ADDITIONS
Contributions
Participant contributions	$5,045,519	$5,152,539
Employer matching contributions	1,224,183	1,199,171
Plan transfer	676,463	527,885
Total Contributions	6,946,165	6,879,595

Income
Dividends	1,865,574	1,209,952
Interest on participant loans	91,032	100,744
Total Income	1,956,606	1,310,696

Net appreciation (See note 4)	6,731,380	10,913,641

Total Additions	15,634,151	19,103,932

DEDUCTIONS
Withdrawals and distributions	(3,131,109)	(3,340,395)
Fees	(8,546)	(7,176)
Total Deductions	(3,139,655)	(3,347,571)

CHANGE IN NET ASSETS	12,494,496	15,756,361

Net assets available for benefits beginning of year	76,029,671	60,273,310

Net assets available for benefits end of year	$88,524,167	$76,029,671

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1.  General Description on the Plan

On November 7, 2001, Nine Mile Point Nuclear Station, LLC (Company), a subsidiary of Constellation Energy Group, Inc., purchased the Nine Mile Point Nuclear Power Station from the Niagara Mohawk Power Corporation and other owners.

Consequently, a number of the participants’ balances in the Niagara Mohawk Non-Represented Employee Savings Fund Plan were spun off to a cloned plan which was named the Non-Represented Employee Savings Plan for Nine Mile Point (Plan).

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility - An employee must be employed by Nine Mile Point Nuclear Station, LLC, not covered by a collective bargaining agreement, and be 21 years of age with one month of service to be eligible to participate in the Plan.

Administration - The Plan Administrator is the Director - Benefits, Human Resources Division of Constellation Energy Group, Inc.  The assets are held and managed by the Trustee, Fidelity Management Trust Company (Trustee).  Fidelity Management Trust Company provides the record keeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to provisions set forth in ERISA.

Contributions - Eligible participants may contribute from 2% to 50% of their eligible pay on a before-tax basis, from 2% to 15% of their eligible pay through an after-tax basis, or a combination thereof through payroll deductions.  The maximum combined contribution rate for both the before-tax and the after-tax contributions is 50%.  The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service.  The limitation for 2004 was $13,000.

Participants age 50 and older (by year end) and meeting one of the Plan’s or IRS pre-tax contribution limits are eligible to make catch up contributions.  The catch-up contributions limit for 2004 was $3,000.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective as of the next pay period.  Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment funds as provided in the Plan.

Company Matching Contributions – Upon completion of one year of service, the Company contributes an amount equal to 50% of the participant’s first 2% to 6% of contributions.

All Company matching contributions are fully and immediately vested upon being credited to the participant’s account. Company contributions are initially invested in the CEG Company Stock Fund. Once credited, the participant has the option to transfer the funds to other available investment options.

Investment Options - Except as otherwise indicated, participants can elect to have their contributions invested in the following:

•                  CEG Company Stock Fund

•                  National Grid Stock Fund*

•                  Fidelity Diversified International Fund

•                  Fidelity Dividend Growth Fund

•                  Fidelity Freedom 2005 Fund**

•                  Fidelity Freedom 2010 Fund

•                  Fidelity Freedom 2015 Fund**

•                  Fidelity Freedom 2020 Fund

•                  Fidelity Freedom 2025 Fund**

•                  Fidelity Freedom 2030 Fund

•                  Fidelity Freedom 2035 Fund**

•                  Fidelity Freedom 2040 Fund

•                  Fidelity Freedom Income Fund

•                  Fidelity Growth Company Fund

•                  Fidelity Low Priced Stock Fund

•                  Fidelity Managed Income Portfolio

•                  Fidelity Small Cap Stock Fund**

•                  Fidelity U.S. Equity Index Commingled Pool

•                  PIMCO Total Return Fund – Administrative Class

•                  T. Rowe Price Equity Income Fund**

•                  T. Rowe Price Mid Cap Growth Fund**

•                  T. Rowe Price Mid Cap Value Fund**

* This Fund is closed to new investments such as contributions, loan repayments and transfers (exchanges).

** New funds added to the plan July 16, 2004.

Effective July 16, 2004, the following funds were removed as investment options of the plan.

•                  Fidelity Aggressive Growth Fund

•                  Fidelity Asset Manager

•                  Fidelity Asset Manager: Growth

•                  Fidelity Asset Manager: Income

•                  Fidelity Growth & Income Portfolio

•                  Fidelity Overseas Fund

•                  Fidelity Retirement Government Money Market Portfolio

•                  Fidelity U.S. Bond Index Fund

•                  Janus Flexible Income Fund

•                  Janus Worldwide Fund

•                  Spartan Extended Market Index Fund

Common Stock Funds - Investments in the CEG Company Stock Fund and the National Grid Stock Fund are stated in units, not shares.  The value of a unit reflects the combined fair value of a share of common stock and the cash or liquid investments held by the Stock Fund.  Each Stock Fund keeps some of its assets in cash or liquid investments so those participants may trade out of the Stock Funds on any business day.  This requires it to be unitized.  Unitization does not change the fair value of a participant’s investment, only the manner in which that value is expressed.

The equivalent number of shares of common stock a participant owns on any given day can be determined by multiplying the total number of units owned by the unit value on that day and then dividing that amount by the common stock market price for that day.

Managed Income Fund - Amounts held in the Managed Income Portfolio are invested in a pooled account.  Investment units are supported by investments contracts in insurance companies and other financial institutions, and fixed income securities. A portion of the portfolio is invested in a money market fund to provide daily liquidity. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses.  The account is included in the financial statements at fair value, as reported to the Plan by Fidelity Institutional Retirement Services Company.

Common Trust Fund -  The Fidelity U.S. Equity Index Commingled Pool portfolio is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Geode Capital Management. It is not a mutual fund. The portfolio seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States.

The pool may use futures, index options, and exchange traded funds to enable the pool to remain fully invested, while being able to respond to participant cash flows.

Investment Income – Effective July 16, 2004, dividend earnings on shares of National Grid Company Stock Fund are automatically invested in the Fidelity Managed Income Portfolio.  Prior to July 16, 2004, dividend earnings on shares of National Grid Company Stock Fund were automatically invested in the Fidelity Retirement Government Money Market Portfolio.

Dividends and earnings received on all other funds are automatically reinvested in the fund to which those earnings apply.

Transfers - Participants whose job status changes from or to represented and non-represented may transfer assets to or from the Represented Employee Savings Plan for Nine Mile Point and the Non-Represented Employee Savings Plan for Nine Mile Point. Those transfers are recorded at fair value.

In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the available investment funds.

Participant Loan Provisions – Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment.  Participants are allowed to have up to two loans outstanding at any time.  Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated.  The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan.

Withdrawals and Distributions - A participant may, on a daily basis, elect to withdraw all or part of the stock and cash attributable to their after-tax contributions.  Contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2, except for death, disability, retirement, separation from service, or under certain circumstances of hardship, in which case the participant may be subject to tax penalties.

Distributions to participants who retire or terminate active employment are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution.  Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year.  Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their before-tax account balances. The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Vesting - All contributions that are held in participants’ accounts are immediately 100% vested.

Administrative costs - Administrative costs are paid directly by the Plan.  Investment management expenses of each fund are deducted from the assets of that fund. Participants are charged a nominal loan initiation fee.

Related Party Transactions - Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a division of which is also the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions.

In 2004, the Company began a feasibility study and trustee/recordkeeper search with the intent of consolidating the Represented Employee Savings Plan for Nine Mile Point, the Non-Represented Employee Savings Plan for Nine Mile Point, and the Constellation Energy Group, Inc. Employee Savings Plans with a single trustee/recordkeeper, and adopting consistent plan provisions where appropriate.   Decisions on that project are pending as of the date of this report.

Note 2.  Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting.  The accounting principles and practices that affect the more significant elements of the financial statements are:

Valuation of Investments - Shares of common stock are valued at the closing market price as of year-end.  Investment units in the Fidelity Retirement Government Money Market Portfolio are valued at a constant $1 per unit and are supported by the U.S. Government Obligations.  Temporary investments in short-term cash funds are also valued at a constant $1 per unit.  The remaining investment units are valued at the year-end fair value of the underlying securities in the Funds. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

The Fidelity U.S. Equity Index Commingled Pool calculates its net asset value as of the close of business of the New York Stock Exchange. Equity securities are valued at the last sale price or official closing price. Debt securities are valued at their most recent bid prices.

Loans to participants are valued at their outstanding principal amount.

Contributions Receivable - Contributions receivable represent amounts remitted in January 2005 which were attributable to compensation earned in December 2004.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Note 3.  Tax Status

The Company has received the latest favorable determination letter from the Internal Revenue Service (IRS), dated July 21, 2004, with respect to the Plan as restated effective September 13, 2002, qualifying the Plan as a stock bonus plan under Section 401(a) of the Internal Revenue Code (Code) exempting the Plan from federal income tax under Section 501 of the Code.

Note 4.  Investments

Investments which exceed 5% of the Plan’s net assets as of December 31, 2004 and December 31, 2003, include:

At December 31, 2004

Identity of Issue	Units	Current Value
CEG Company Stock Fund	428,368	$6,656,829
National Grid Stock Fund	325,978	4,804,908
Fidelity Dividend Growth Fund	374,317	10,664,286
Fidelity Growth Company Fund	228,426	12,807,830
Fidelity Low Priced Stock Fund	150,227	6,046,618
Fidelity Managed Income Portfolio	20,114,387	20,114,387
Fidelity U.S. Equity Index Commingled Pool	310,497	11,618,782

At December 31, 2003

Identity of Issue	Units	Current Value
National Grid Stock Fund	404,264	$4,547,975
CEG Company Stock Fund	358,957	5,014,626
Fidelity Growth & Income Portfolio	266,083	9,480,524
Fidelity Growth Company Fund	216,072	10,818,735
Fidelity Low Price Stock Fund	114,302	3,998,273
Fidelity Managed Income Portfolio	11,567,682	11,567,682
Fidelity Retirement Government Money Market Portfolio	5,071,049	5,071,049
Fidelity U.S. Equity Index Commingled Pool	355,959	12,020,740

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

Identity of Issue	2004	2003
National Grid Stock Fund	$1,222,637	$(146,019)
CEG Company Stock Fund	694,851	1,230,815
Mutual Funds	4,813,892	9,828,845
Total	$6,731,380	$10,913,641

Note 5.  Reconciliation of Financial Statements to FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

The following is a reconciliation of contributions per the financial statements to the Form 5500:

December 31, 2004
Contributions per the financial statements	$6,946,165
Less: contributions receivable at December 31, 2004	(84,039)
Contributions per the Form 5500	$6,862,126

NINE MILE POINT NUCLEAR STATION, LLC (EIN 52-2303044)
NON-REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Schedule of Assets Held at End of Year

Identity of Issue		Cost	December 31, 2004 Current Value

*	CEG Company Stock Fund	$5,070,841	$6,656,829
	National Grid Stock Fund	2,296,149	4,804,908
*	Fidelity Diversified International Fund	3,781,504	4,396,228
*	Fidelity Dividend Growth Fund	9,924,974	10,664,286
*	Fidelity Freedom 2005 Fund	15,211	16,025
*	Fidelity Freedom 2010 Fund	893,242	944,924
*	Fidelity Freedom 2015 Fund	363,211	388,188
*	Fidelity Freedom 2020 Fund	1,118,350	1,222,239
*	Fidelity Freedom 2025 Fund	485,392	527,824
*	Fidelity Freedom 2030 Fund	286,103	323,131
*	Fidelity Freedom 2035 Fund	87,345	92,022
*	Fidelity Freedom 2040 Fund	78,770	86,668
*	Fidelity Freedom Income Fund	131,183	134,051
*	Fidelity Growth Company Fund	11,522,545	12,807,830
*	Fidelity Low Priced Stock Fund	4,720,870	6,046,618
*	Fidelity Managed Income Portfolio	20,114,387	20,114,387
*	Fidelity Small Cap Stock Fund	401,947	431,182
*	Fidelity U.S. Equity Index Commingled Pool	10,260,586	11,618,782
	PIMCO Total Return Fund – Administrative Class	2,507,610	2,485,082
	T. Rowe Price Equity Income Fund	923,591	980,723
	T. Rowe Price Mid Cap Growth Fund	841,616	927,196
	T. Rowe Price Mid Cap Value Fund	930,341	955,289
	Subtotal Securities Held In Trust	76,755,768	86,624,412

*	Loan Fund	—	1,815,716
	Subtotal Participant Loans	—	1,815,716

	Grand Total	$76,755,768	$88,440,128

* Represents party-in-interest